Exhibit 3(1)

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.	Name of corporation:

Entest BioMedical, Inc.

2.
By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Preferred Series AA: one hundred thousand (100,000) authorized par value of $.001 per share, 10,000 votes per share.